SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Pike Electric Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

721283109
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 34 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 721283109	Page 2 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,341,461
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,461
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 721283109	Page 3 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV Delaware GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,461
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV Delaware, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 4 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,461
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc.

SCHEDULE 13D

CUSIP No. 721283109	Page 5 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,461
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 6 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,461
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 7 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM/GFI Power Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,192,483
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,192,483
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,192,483
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.57%
14		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 721283109	Page 8 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM/GFI Power Opportunities Fund II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,872
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,872
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,872
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14		TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 721283109	Page 9 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GFI Power Opportunities Fund II (Cayman) GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 148,872*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 148,872*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,872
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II (Cayman), L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 10 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GFI Power Opportunities Fund II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,341,355*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,341,355*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,355
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II, L.P. and sole shareholder of GFI Power Opportunities Fund II GP (Cayman) Ltd.

SCHEDULE 13D

CUSIP No. 721283109	Page 11 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GFI Energy Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable 2
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,341,355*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,341,355*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,355
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as managing member of GFI Power Opportunities Fund II GP, LLC

SCHEDULE 13D

CUSIP No. 721283109	Page 12 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Power Opportunities Fund II (Cayman) GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 148,872*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 148,872*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,872
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II (Cayman), L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 13 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Power Opportunities Fund II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,341,355*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,341,355*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,355
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II, L.P. and sole shareholder of OCM Power Opportunities Fund II GP (Cayman) Ltd.

SCHEDULE 13D

CUSIP No. 721283109	Page 14 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 1,341,355*
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 1,341,355*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,816
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.04%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd. and general partner of OCM Power Opportunities Fund II GP, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 15 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 1,341,355*
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 1,341,355*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,816
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.04%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 16 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 1,341,355*
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 1,341,355*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,816
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.04%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 17 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 1,341,355*
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 1,341,355*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,816
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.04%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as the managing member of OCM Holdings I, LLC

SCHEDULE 13D

CUSIP No. 721283109	Page 18 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 1,341,355*
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 1,341,355*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,816
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.04%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as the managing member of Oaktree Holdings, LLC

SCHEDULE 13D

CUSIP No. 721283109	Page 19 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 1,341,355*
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 1,341,355*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,816
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.04%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No. 721283109	Page 20 of 34 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,341,461*
	8	SHARED VOTING POWER 1,341,355*
	9	SOLE DISPOSITIVE POWER 1,341,461*
	10	SHARED DISPOSITIVE POWER 1,341,355*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,816
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.04%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on October 16, 2008, filed jointly by OCM Principal Opportunities Fund IV Delaware, L.P., a Delaware limited partnership (“Fund IV Delaware”); OCM Principal Opportunities Fund IV Delaware GP Inc., a Delaware corporation (the “Fund IV Delaware GP”); OCM Principal Opportunities Fund IV, L.P., a Cayman Islands limited partnership (“Fund IV”); OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands limited partnership (“Fund IV GP”); OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands company (“Fund IV GP Ltd.”); OCM/GFI Power Opportunities Fund II, L.P., a Delaware limited partnership (“Fund II”); OCM/GFI Power Opportunities Fund II (Cayman), L.P., a Cayman Islands limited partnership (“Fund II Cayman” and, together with Fund IV Delaware and Fund II, the “Funds”); GFI Power Opportunities Fund II GP (Cayman) Ltd., a Cayman Island company (the “Fund II Cayman GFI GP”); GFI Power Opportunities Fund II GP, LLC, a Delaware limited liability company (“Fund II GFI GP”); GFI Energy Ventures, LLC, a California limited liability company (“GFI”); OCM Power Opportunities Fund II GP (Cayman) Ltd., a Cayman Island company (the “Fund II Cayman Oaktree GP”); OCM Power Opportunities Fund II GP, L.P., a Delaware limited partnership (“Fund II Oaktree GP”); Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”); Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”); OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”); Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”); Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”); Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”); and Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and, together with Fund IV Delaware, Fund IV Delaware GP, Fund IV, Fund IV GP, Fund IV GP Ltd., Fund II, Fund II Cayman, Fund II Cayman GFI GP, Fund II GFI GP, Fund II Cayman Oaktree GP, Fund II Oaktree GP, GP I, Capital I, Holdings I, Holdings, OCG and OCGH, collectively, the “Reporting Persons” and, each individually, a “Reporting Person”).  This Amendment No. 1 is being jointly filed by the Reporting Persons.

Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the respective meanings given in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

All calculations of percentage ownership in this Schedule 13D are based on a total of 33,383,157 shares of Common Stock outstanding as of October 31, 2008, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2008.  The information set forth below is as of December 5, 2008.

Fund IV Delaware directly owns 1,341,461 shares of Common Stock (approximately 4.02% of the total number of shares of Common Stock outstanding).  Fund IV Delaware has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 1,341,461 shares of Common Stock.

Fund II directly owns 1,192,483 shares of Common Stock (approximately 3.57% of the total number of shares of Common Stock outstanding).  Fund II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 1,192,483 shares of Common Stock.

Fund II Cayman directly owns 148,872 shares of Common Stock (approximately 0.45% of the total number of shares of Common Stock outstanding).  Fund II Cayman has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 148,872 shares of Common Stock.

Fund IV Delaware GP, in its capacity as the general partner of Fund IV Delaware, has the ability to direct the management of Fund IV Delaware’s business, including the power to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV Delaware GP may be deemed to have indirect beneficial ownership of the 1,341,461 shares of Common Stock (approximately 4.02% of the total number of shares of Common Stock outstanding) held by Fund IV Delaware.

Fund IV, in its capacity as the sole shareholder of Fund IV Delaware GP, has the ability to appoint and remove directors of Fund IV Delaware GP and, as such, may indirectly control the decisions of Fund IV Delaware GP regarding the vote and disposition of securities held by Fund IV Delaware; therefore, Fund IV may be deemed to have indirect beneficial ownership of the 1,341,461 shares of Common Stock (approximately 4.02% of the total number of shares of Common Stock outstanding) held by Fund IV Delaware.

Fund IV GP, in its capacity as the general partner of Fund IV, has the ability to direct the management of Fund IV’s business, including the power to direct the decisions of Fund IV to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV GP may be deemed to have indirect beneficial ownership of the 1,341,461 shares of Common Stock (approximately 4.02% of the total number of shares of Common Stock outstanding) held by Fund IV Delaware.

Fund IV GP Ltd., in its capacity as the general partner of Fund IV GP, has the ability to direct the management of Fund IV GP’s business, including the power to direct the decisions of Fund IV GP to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV GP Ltd. may be deemed to have indirect beneficial ownership of the 1,341,461 shares of Common Stock (approximately 4.02% of the total number of shares of Common Stock outstanding) held by Fund IV Delaware.

Fund II Cayman GFI GP, in its capacity as a general partner of Fund II Cayman, has the shared ability to direct the management of Fund II Cayman’s business, including the power to vote and dispose of securities held by Fund II Cayman; therefore, Fund II Cayman GFI GP may be deemed to have indirect beneficial ownership of the 148,872 shares of Common Stock (approximately 0.52% of the total number of shares of Common Stock outstanding) held by Fund II Cayman.

Fund II GFI GP, in its capacity as (i) a general partner of Fund II, has the shared ability to direct the management of Fund II’s business, including the power to vote and dispose of securities held by Fund II and (ii) the sole shareholder of Fund II Cayman GFI GP, has the ability to appoint and remove directors of Fund II Cayman GFI GP and, as such, may indirectly control the decisions of Fund II Cayman GFI GP regarding the vote and disposition of securities held by Fund II Cayman and; therefore, Fund II GFI GP may be deemed to have indirect beneficial ownership of the 1,341,355 shares of Common Stock (approximately 4.02% of the total number of shares of Common Stock outstanding) held by Fund II and Fund II Cayman.

GFI, in its capacity as the managing member of Fund II GFI GP, has the ability to direct the management of Fund II GFI GP’s business, including the power to direct the decisions of Fund II GFI GP regarding the vote and disposition of securities held by Fund II and Fund II Cayman; therefore, GFI may be deemed to have indirect beneficial ownership of the 1,341,355 shares of Common Stock (approximately 4.02% of the total number of shares of Common Stock outstanding) held by Fund II and Fund II Cayman.

Fund II Cayman Oaktree GP, in its capacity as a general partner of Fund II Cayman, has the shared ability to direct the management of Fund II Cayman’s business, including the power to vote and dispose of securities held by Fund II Cayman; therefore, Fund II Cayman Oaktree GP may be deemed to have indirect beneficial ownership of the 148,872 shares of Common Stock (approximately 0.52% of the total number of shares of Common Stock outstanding) held by Fund II Cayman.

Fund II Oaktree GP, in its capacity as (i) a general partner of Fund II, has the shared ability to direct the management of Fund II’s business, including the power to vote and dispose of securities held by Fund II and (ii) the sole shareholder of Fund II Cayman Oaktree GP, has the ability to appoint and remove directors of Fund II Cayman Oaktree GP and, as such, may indirectly control the decisions of Fund II Cayman Oaktree GP regarding the vote and disposition of securities held by Fund II Cayman and; therefore, Fund II Oaktree GP may be deemed to have indirect beneficial ownership of the 1,341,355 shares of Common Stock (approximately 4.02% of the total number of shares of Common Stock outstanding) held by Fund II and Fund II Cayman.

GP I, in its capacity as (i) the sole shareholder of Fund IV GP Ltd., has the ability to appoint and remove directors of Fund IV GP Ltd. and, as such, may indirectly control the decisions of Fund IV GP Ltd. regarding the vote and disposition of securities held by Fund IV Delaware and (ii) the general partner of Fund II Oaktree GP, has the ability to direct the management of Fund II Oaktree GP’s business, including the power to direct the decisions of Fund II Oaktree GP regarding the vote and disposition of securities held by Fund II and Fund II Cayman; therefore, GP I may be deemed to have indirect beneficial ownership of the 2,682,816 shares of Common Stock (approximately 8.04% of the total number of shares of Common Stock outstanding) held by the Funds.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by the Fund; therefore, Capital I may be deemed to have indirect beneficial ownership of the 2,682,816 shares of Common Stock (approximately 8.04% of the total number of shares of Common Stock outstanding) held by the Funds.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the Funds; therefore, Holdings I may be deemed to have indirect beneficial ownership of the 2,682,816 shares of Common Stock (approximately 8.04% of the total number of shares of Common Stock outstanding) held by the Funds.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by the Funds; therefore, Holdings may be deemed to have indirect beneficial ownership of the 2,682,816 shares of Common Stock (approximately 8.04% of the total number of shares of Common Stock outstanding) held by the Funds.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by the Funds; therefore, OCG may be deemed to have indirect beneficial ownership of the 2,682,816 shares of Common Stock (approximately 8.04% of the total number of shares of Common Stock outstanding) held by the Funds.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the Funds; therefore, OCGH may be deemed to have indirect beneficial ownership of the 2,682,816 shares of Common Stock (approximately 8.04% of the total number of shares of Common Stock outstanding) held by the Funds.

OCGH GP, in its capacity as the managing member of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by the Funds; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the 2,682,816 shares of Common Stock (approximately 8.04% of the total number of shares of Common Stock outstanding) held by the Funds.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole or shared voting and dispositive power or the sole or shared power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than the Funds, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Funds.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person.  Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)  Except as set forth below, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons since October 16, 2008, the date of filing of the Schedule 13D by the Reporting Persons.

The following sales took place on the open market from October 16, 2008 to December 5, 2008:

Seller	Date of Sale	Number of Shares Sold	Price Per Share

Fund IV	11/24/08	10,167	11.62
Fund IV	11/25/08	22,733	11.83
Fund IV	11/26/08	53,642	11.74
Fund IV	12/1/08	16,198	11.89
Fund IV	12/2/08	37,970	12.24
Fund IV	12/3/08	31,767	12.30
Fund IV	12/4/08	37,884	12.12
Fund IV	12/5/08	30,129	11.86
Fund II	11/24/08	9,038	11.62
Fund II	11/25/08	20,209	11.83
Fund II	11/26/08	47,686	11.74
Fund II	12/1/08	14,398	11.89
Fund II	12/2/08	33,700	12.24
Fund II	12/3/08	28,241	12.30
Fund II	12/4/08	33,700	12.12
Fund II	12/5/08	26,900	11.86
Fund II (Cayman)	11/24/08	1,128	11.62
Fund II (Cayman)	11/25/08	2,523	11.83
Fund II (Cayman)	11/26/08	5,954	11.74
Fund II (Cayman)	12/1/08	1,797	11.89
Fund II (Cayman)	12/2/08	4,200	12.24
Fund II (Cayman)	12/3/08	3,526	12.30
Fund II (Cayman)	12/4/08	4,200	12.12
Fund II (Cayman)	12/5/08	3,400	11.86

(d)  Except as stated within this Item 5, to the knowledge of the Reporting Persons, the Reporting Persons do not have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock of the Issuer.

(e)  Not applicable

Item 7.	Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-

A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Schedule 13D Schedule 13D as filed jointly by the Reporting Persons on October 16, 2008).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of December 5, 2008

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE,
L.P.

By: OCM Principal Opportunities Fund IV Delaware GP Inc.,
Its: General Partner

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By: OCM Principal Opportunities Fund IV GP, L.P.,
Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.,
Its: General Partner

By: Oaktree Capital Management, L.P.,
Its: Director

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Managing Director

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By: OCM Principal Opportunities Fund IV GP Ltd.,
Its: General Partner

By: Oaktree Capital Management, L.P.,
Its: Director

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Managing Director

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By: Oaktree Capital Management, L.P.,
Its: Director

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Managing Director

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Vice President

OCM/GFI POWER OPPORTUNITIES FUND II, L.P.

By: OCM Power Opportunities Fund II GP, L.P.,
Its: General Partner

By: Oaktree Fund GP I, L.P.,
Its: General Partner

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OCM/GFI POWER OPPORTUNITIES FUND II (CAYMAN), L.P.

By: OCM Power Opportunities Fund II GP (Cayman) Ltd.,
Its: General Partner

By: OCM Power Opportunities Fund II GP, L.P.,
Its: Director

By: Oaktree Fund GP I, L.P.,
Its: General Partner

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

GFI POWER OPPORTUNITIES FUND II GP (CAYMAN) LTD.

By: GFI Power Opportunities Fund II GP, LLC,
Its: Director

By: GFI Energy Ventures LLC,
Its: Managing Member

By:	/s/ Lawrence D. Gilson
Name: Lawrence D. Gilson
Title: Chairman

GFI POWER OPPORTUNITIES FUND II GP, LLC

By: GFI Energy Ventures LLC,
Its: Managing Member

By:	/s/ Lawrence D. Gilson
Name: Lawrence D. Gilson
Title: Chairman

GFI ENERGY VENTURES LLC

By:	/s/ Lawrence D. Gilson
Name: Lawrence D. Gilson
Title: Chairman

OCM POWER OPPORTUNITIES FUND II GP (CAYMAN) LTD.

By: OCM Power Opportunities Fund II GP, L.P.,
Its: Director

By: Oaktree Fund GP I, L.P.,
Its: General Partner

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OCM POWER OPPORTUNITIES FUND II GP, L.P.

By: Oaktree Fund GP I, L.P.,
Its: General Partner

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Todd Molz
Name: Todd Molz
Title: General Counsel and Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President and Assistant Secretary

OCM HOLDINGS I, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Vice President and Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE HOLDINGS, LLC

By: Oaktree Capital Group, LLC,
Its: Managing Member

By:	/s/ Todd Molz
Name: Todd Molz
Title: Senior Vice President and Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Senior Vice President and Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC,
Its: General Partner

By:	/s/ Todd Molz
Name: Todd Molz
Title: Managing Director and General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Managing Director and General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President